KWESST ANNOUNCES COMPLETION OF VOLUME PRODUCTION RAMP-UP FOR
ARWEN CARTRIDGES THROUGH OUTSOURCING WITH AMMUNITION
MANUFACTURER TO MEET GROWING DEMAND

• Company also establishes financing facility for its programmatic military contracts

OTTAWA, OCTOBER 23 2024 - KWESST Micro Systems Inc. (NASDAQ: KWE and KWESW, TSXV: KWE) ("KWESST" or the "Company") today announced it has completed its plan to ramp up volume production of ARWEN cartridges, including the new 40mm baton round following successful characterization testing by a recognized ballistics laboratory.

The ARWEN system is long-established in the law enforcement community and was designed as an alternative to lethal force for maintaining public order in the event of riots and civil unrest during protests and demonstrations.

Historically, the Company has offered a 37mm cartridge that fires from its ARWEN launchers.  In a move to expand the market for ARWEN branded products and to leverage the large installed base of third-party 40mm firing platforms, KWESST announced and showcased a new 40mm baton cartridge at the annual SHOT Show in January, 2024.  Live fire demonstrations at the SHOT Show Range Day and other events since then have demonstrated the notable performance of the new 40mm baton cartridge.

On the heels of these demonstrations KWESST initiated formal characterization testing of the new 40mm cartridge as well as field testing with selected agencies and is currently shipping evaluation quantities to a number of agencies in the U.S. and Canada.  "We've taken our time to get this right and we are very encouraged at the formal test results and early customer reaction," said Homuth.

"To ramp up for high rate production we have now transitioned outsourced assembly of the 37mm baton cartridge to a Canadian ammunition manufacturer and will shortly do the same with the new 40mm cartridge now that characterization testing has been completed by an independent ballistic test laboratory," said Sean Homuth, KWESST President and CEO.

KWESST Subsidiary Enters into Agreement for Factoring of Government Program Receivables Providing a Non-Dilutive Source of Funding

KWESST's also announces that its wholly-owned subsidiary, KWESST Inc., has entered into a receivables facility agreement with a US-based global financing company. The facility provides up to $250,000 CAD advanced at a rate of 2.5% for the first thirty days and 1% for each ten days thereafter until receipt of funds from the receivable payee and limited to a total of 20% of the value of the receivable funded. Funds are advanced at 80% up front of the face value of the receivable with a 20% fee deposit retained by the financing company until the amount funded is fully repaid, following which any balance remaining of the 20% fee deposit is returned to KWESST Inc. The agreement grants security against KWESST Inc.'s receivables and other assets for funds advanced by the financing company, supporting KWESST's accelerated program ramp-up and offsetting protracted payment terms on some of its receivables. Payments of KWESST Inc. under the agreement are guaranteed by KWESST and another wholly-owned subsidiary, KWESST Public Safety Systems Canada Inc. The initial term is for 12 months and may be terminated within such term by KWESST Inc., subject to the payment of an early termination fee of 3% of the total limit of the facility.

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada with representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, President and CEO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com 587.225.2599

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "anticipates", "potential", "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts or fulfill staffing requirements, statements of work/taskings on the Canadian government programs, and orders for its products and services in 2024 and onwards for reasons beyond its control (including anticipated increase in demand for Arwen products), the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, inability to finance the scale up to full commercial production levels for its physical products or inability to repay existing credit facilities or loans contracted to finance such activities, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its Arwen and PARA OPS products, ramp-up of the Canadian government defence programs, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.